August 30, 2024

Ameet Patel
Principal Executive Officer
Bally's Chicago, Inc.
100 Westminster Street
Providence, RI 02903

       Re: Bally's Chicago, Inc.
           Amendment No. 2 to
           Draft Registration Statement on Form S-1
           Submitted August 6, 2024
           CIK No. 0001935799
Dear Ameet Patel:

     We have reviewed your amended draft registration statement and have the following comments.

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR.
If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our
August 2, 2023 letter.

Amended Draft Registration Statement on Form S-1
Cover Page

1. We note the removal of the termination date from the cover page. Please add back this disclosure, as required by Item 501(b)(8)(iii) of Regulation S-K. Timeline of Key Milestones, page 115

2. Please update the disclosure on the timeline to clearly disclose the date certain milestones were reached. For instance, we note based upon disclosure elsewhere in the prospectus that the Tribune has surrendered and vacated the site where the permanent casino will be constructed and that construction of your permanent casino commenced on July 5, 2024.
 August 30, 2024
Page 2

Host Community Agreement with the City of Chicago, page 120

3. Please address the last sentence of prior comment 7. Please clarify how you will communicate to prospective investors any changes to the groups included in this definition during the offering period.
Transactions with Related Persons, page 138

4. To the extent that payments have been made under the agreements discussed in this section, please provide the disclosure required by Item 404(a) of Regulation S-K. In this regard we note the disclosure on page 97 regarding the management fees paid to Bally's
       Corp.
General

5. We note that your securities will not be listed on a national securities exchange. Please add disclosure regarding blue sky laws applicable to this offering and add risk factor disclosure, as appropriate.
       Please contact Jeffrey Lewis at 202-551-6216 or Shannon Menjivar at 202-551-3856 if
you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Pam Howell at 202-551-3357 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate & Construction
cc:   Senet Bishoff, Esq.